Mail Stop 4561

December 5, 2008

By U.S. Mail and Facsimile to: (425) 646-6199

Joseph M. Schierhorn
Executive Vice President, Chief Financial Officer
Northrim BanCorp, Inc.
3111 C Street
Anchorage, AK 99503

**Re: Northrim BanCorp, Inc.
          Form 10-K for the Fiscal Year Ended December 31, 2007
          Filed March 14, 2008
          File No. 000-05965**

Dear Mr. Schierhorn:

We have reviewed your response filed with the Commission on September 11, 2008 and have the following additional comments. Where indicated, we think you should revise your document in response to these comments in future filings. If you disagree, we will consider your explanation as to why a comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2007

Item 11. Executive Compensation

Compensation Discussion and Analysis, page 7 of Definitive Proxy Statement on Schedule 14A

1.   We note your response to our prior comment 7. It is unclear that the disclosure of the performance targets in question would result in competitive harm to the company. We therefore reissue that comment in full.

Item 13. Certain Relationships and Related Transactions

Interest of Management in Certain Transactions, page 30 of Definitive Proxy Statement
on Schedule 14A

2.   We note your response to our prior comment 10 and we reissue that comment in
        part. In future filings, please clarify that the loans were on the same terms,
        including interest rates and collateral, as those available to other persons not
        related to the lender. Refer to Instruction 4(c) to Item 404(a) of Regulation S-K.

Item 15. Exhibits, Financial Statement Schedules

3.   We note that the company's Executive Incentive Plan does not appear in the
        company's exhibit list. Please explain how the company concluded that the plan
        does not constitute a material contract pursuant to Item 601(b)(10)(iii)(A) of
        Regulation S-K.

Response Letter

4.   We note the acknowledgments made in the second to last paragraph of the
        company's response letter as submitted by counsel to the company. Please
        include with the next response letter a statement signed by a representative of the
        company that includes the acknowledgments.

Closing Comments

        Please respond to these comments within 10 business days or tell us when you
will provide us with a response. Please understand that we may have additional
comments after reviewing your response to our comments.

        Please contact Justin Dobbie at (202) 551-3469 or me at (202) 551-3448 with any
questions.

                                                    Sincerely,

                                                    Jessica Livingston
                                                    Staff Attorney

cc: Sandra Gallagher-Alford
           Davis Wright Tremaine LLP
           Suite 2300
           777 108th Avenue NE
           Bellevue, Washington 98004-5149